THE UNION LIGHT, HEAT AND POWER COMPANY

Effective July 24, 1997, ARTICLE THIRD of the Restated Articles of Incorporation of The Union Light, Heat and Power Company was amended and now reads as set forth below:

                                  ARTICLE THIRD

The place in the Commonwealth of Kentucky where the registered office is located is C T Corporation System, c/o Kentucky Home Life Building, in the City of Louisville, and the County of Jefferson, and the principal place of business of the Company is located at 107 Brent Spence Square, in the City of Covington, and the County of Kenton.






Effective July 24, 1997, Section 1 of ARTICLE I of the By-Laws of The Union Light, Heat and Power Company was amended and now reads as set forth below:


                                    ARTICLE I

                                     Offices

Section 1. Offices. The registered office of the Corporation shall be located in the City of Louisville, Jefferson County, Commonwealth of Kentucky. The Corporation may establish branch offices and conduct and carry on business at such other places within or without the Commonwealth of Kentucky as the Board of Directors may from time to time fix or designate, and any business conducted or carried on at such other place or places shall be as binding and effectual as if transacted at the registered office of the Corporation.